COMMENTS RECEIVED ON MARCH 17, 2015

FROM EDWARD BARTZ

FIDELITY HEREFORD STREET TRUST (File Nos. 033-52577 and 811-07139)

Fidelity Government Money Market Fund

Fidelity Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 36

FIDELITY NEWBURY STREET TRUST (File Nos. 002-78458 and 811-03518)

Tax-Exempt Fund

Treasury Fund

POST-EFFECTIVE AMENDMENT NO. 65

1. All funds

C: The Staff requests that we file correspondence for Newbury Street and Hereford Street Trusts to address how the funds will adapt to the new money market fund rule.

R: Fidelity Management & Research Company (FMR), the funds' investment adviser, and the funds' Board of Trustees continue to evaluate the impact of the new money market fund rule on the operation of each money market fund that is a series company of each Trust. All of the funds in the Trusts expect to be in full compliance with the rule by October 14, 2016.

We note that, with respect to Fidelity Government Money Market Fund, Fidelity Treasury Only Money Market Fund, Fidelity Treasury Money Market Fund, Government Fund and Treasury Fund, Fidelity recently announced revised principal investment strategies for these funds, which are effective May 31, 2015, to enable the funds to fall within the definition of a government money market fund under the new money market fund rule. Each fund's prospectuses have been supplemented to reflect this change.

We also note that Fidelity announced the proposed reorganization of each of Prime Fund and Government Fund into Fidelity Government Money Market Fund. If each reorganization is approved by shareholders, Fidelity expects that the transactions will take place in the fourth quarter of 2015. Each target fund's prospectus has been supplemented to reflect the proposed transaction and definitive proxy statements relating to the proposed transactions will be filed with the SEC and mailed to applicable shareholders imminently.

2. Tax-Exempt Fund and Fidelity Money Market Fund

C: The Staff requests that we explain how investors will be advised of the transition to retail or institutional.

R: As noted in our response to comment 1, FMR and each fund's Board continue to evaluate the impact of the new money market fund rule on Tax-Exempt Fund and Fidelity Money Market Fund, including the approach for advising shareholders of each fund's transition to either a retail money market fund or a fund that does not qualify as a retail money market fund (i.e., an institutional fund).

Fidelity Hereford Street Trust (File Nos. 033-52577 and 811-07139), Post-Effective Amendment No. 36; Fidelity Newbury Street Trust (File Nos. 002-78458 and 811-03518), Post-Effective Amendment No. 65

3. Tax-Exempt Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

"Foreign Exposure. Entities providing credit support or a maturity-shortening structure that are located in foreign countries can involve increased risks. Extensive public information about the provider may not be available and unfavorable political, economic, or governmental developments could affect the value of the security.

Global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region might adversely impact providers in a different country or region."

C: The Staff requests that we add a corresponding strategy for foreign exposure in the "Principal Investment Strategies" section.

R: The fund does not have a principal strategy of making foreign investments. However, the municipal securities in which the fund invests may be backed by foreign entities providing credit support or maturity-shortening structures. As a result, the fund may be exposed to risks associated with adverse political, regulatory, market, or economic developments in foreign countries because of the credit support or other structures related to these foreign entities, and we believe that this risk should be disclosed. Accordingly, we have not modified our disclosure.

4. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

Fidelity Hereford Street Trust (File Nos. 033-52577 and 811-07139), Post-Effective Amendment No. 36; Fidelity Newbury Street Trust (File Nos. 002-78458 and 811-03518), Post-Effective Amendment No. 65

5. Fidelity Government Money Market Fund and Treasury Fund

"Fund Summary" and "Fund Basics" (prospectuses)

"Principal Investment Strategies"

(Example from Fund Summary of Treasury Fund):

"Normally investing at least 80% of assets in U.S. Treasury securities and repurchase agreements for those securities (effective May 31, 2015, normally investing at least 99.5% of total assets in cash, U.S. Treasury securities and/or repurchase agreements for those securities)."

(Example from Fund Basics of Treasury Fund):

"The Adviser normally invests at least 80% of the fund's assets in U.S. Treasury securities and repurchase agreements for those securities. Effective May 31, 2015, the Adviser normally invests at least 99.5% of the fund's total assets in cash, U.S. Treasury securities and/or repurchase agreements for those securities. The Adviser does not enter into reverse repurchase agreements for the fund."

C: The Staff asserts that the disclosure should refer to repurchase agreements that are collateralized by government securities or cash.

R: We believe that the existing disclosure for the funds accurately reflects each fund's investment policies. For Fidelity Government Money Market Fund, the fund's principal investment strategies state that, effective May 31, 2015, the fund normally invests at least 99.5% of its total assets in, among other things, repurchase agreements that are "collateralized fully." The fund describes what collateralized fully means in the "Description of Principal Security Types" section of the prospectus in the paragraph discussing repurchase agreements, in which it says: "A repurchase agreement is collateralized fully if the collateral consists entirely of U.S. Government securities and cash items."

For Treasury Fund, the fund did not include the reference to "collateralized fully" in describing repurchase agreements because the fund's use of repurchase agreements is more limited than what is permitted under the new money market fund rule's definition of government funds or Rule 5b-3(c)(1), and the fund's disclosure reflects this approach.

6. All funds

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund."

C: The Staff requests that we add disclosure per rule 482(b)(4)(iii).

R: We will revise the funds' Rule 482(b)(4) risk disclosures as part of the funds' regular annual registration statement updates and in accordance with the compliance dates set forth by the SEC in order to ensure that all classes of the funds have consistent risk disclosures. We note that this approach was proposed by the SEC in its Money Market Fund Reform final rule release (See Money Market Fund Reform, Release No. 33-9616, at 781 n.2455 (July 23, 2014)).

Fidelity Hereford Street Trust (File Nos. 033-52577 and 811-07139), Post-Effective Amendment No. 36; Fidelity Newbury Street Trust (File Nos. 002-78458 and 811-03518), Post-Effective Amendment No. 65

7. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.